                                                               Filed Pursuant To
                                                                  Rule 424(b)(1)
                                                              File No. 333-73097

                                4,122,415 Shares

                              InfoCure Corporation

                               ----------------

                                  Common Stock

   These shares of common stock are being offered by the selling stockholders identified in this prospectus. InfoCure Corporation issued the shares to the selling stockholders in connection with financing transactions and acquisitions. The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. InfoCure will not receive any portion of the proceeds from the sale of these shares. InfoCure Corporation's common stock is traded on the Nasdaq Stock Market under the symbol "INCX."

   Investing in the common stock involves certain risks. See "Risk Factors" beginning on page 2.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                  The date of this prospectus is May 13, 1999

                               TABLE OF CONTENTS

Incorporation of Certain Documents By Reference.............................   i
Where You Can Find More Information.........................................  ii
InfoCure Summary............................................................   1
Risk Factors................................................................   2
Use of Proceeds.............................................................   5
InfoCure Background.........................................................   5
Issuance of Common Stock to Selling Stockholders............................   6
Plan of Distribution........................................................   6
Selling Stockholders........................................................   8
Legal Matters...............................................................  12
Experts.....................................................................  13

   InfoCure has not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   This prospectus is part of a registration statement on Form S-3 that InfoCure filed with the Securities and Exchange Commission. This prospectus does not contain all the information in that registration statement. For further information with respect to InfoCure and the securities offered by this prospectus, you should review the registration statement. You can obtain the registration statement from the SEC and the Nasdaq Stock Market at the public reference facilities we refer to below.

   The SEC allows InfoCure to "incorporate by reference" information into this prospectus. This means that InfoCure may refer you to important information about InfoCure provided in other documents on file with the SEC. The information incorporated by reference is considered to be part of this prospectus, unless that information has been updated in this prospectus. In addition, InfoCure may, from time to time, update information contained in this prospectus or in another document that is incorporated by reference. Whenever InfoCure files a document with the SEC that updates information in this prospectus or in any other document incorporated by reference, the new information will be considered to replace the old information. Any statement in this document that is subsequently updated will no longer be considered a part of this prospectus.

   The following documents are incorporated by reference into this prospectus:

                      Filing                                   Period
                      ------                                   ------
Annual Report on Form 10-KSB......................  Year Ended December 31, 1998
Current Report on Form 8-K (relating to the RADMAN
 acquisition).....................................  Dated January 6, 1999
Registration Statement on Form 8-A (with respect
 to the description of the common stock contained
 therein..........................................  Filed on January 28, 1999
Current Report on Form 8-K (relating to the
 OMSystems merger)................................  Dated February 9, 1999

   All documents filed by InfoCure pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the registration statement containing this prospectus are also incorporated by reference into this prospectus as of the date such documents are filed with the SEC.

   On request, InfoCure will provide, at no cost to each person who receives a copy of this prospectus, a copy of any or all of the documents incorporated by reference into this prospectus. InfoCure will not provide exhibits to any of such documents, however, unless such exhibits are specifically incorporated by reference into this prospectus. Written or telephonic requests for such copies should be addressed to InfoCure's principal executive offices, attention: Lance
B. Cornell, Senior Vice President--Finance and Chief Financial Officer, 1765 The Exchange, Suite 450, Atlanta, Georgia 30339, telephone number (770) 221-9990.

                      WHERE YOU CAN FIND MORE INFORMATION

   InfoCure files reports, proxy statements and other information with the SEC. InfoCure has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended to register the offering of the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. Prospective investors may read and copy the registration statement and its exhibits and schedules without charge at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Prospective investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, InfoCure is required to file electronic versions of these documents with the SEC through the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                                INFOCURE SUMMARY

   This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before investing in our common stock.


   We are a leading national provider of healthcare practice management software products and services in targeted specialty markets. Our wide range of practice management software automates the administrative, financial and clinical information management functions for doctors, dentists and other healthcare practitioners. We also provide our customers with ongoing maintenance and support, training and electronic data interchange services. These products and services are designed to increase the quality and reduce the cost of providing care by enabling physicians to manage their practices more efficiently. As of April 29, 1999, 11,081 customer sites had installed InfoCure systems. These sites represent approximately 65,600 healthcare providers, and we have systems installed in all 50 states. Our goal is to become the leading provider of practice management systems to targeted healthcare practice specialties, including:

   . anesthesiology         . oral and maxillofacial surgery   . podiatry



   . dermatology            . orthodontics                     . radiology


   . emergency medicine     . pathology

   Our principal offices are located at 1765 The Exchange, Suite 450, Atlanta, Georgia 30339, and our telephone number is (770) 221-9990.

                                  RISK FACTORS

   You should carefully consider the following factors and other information in this prospectus before deciding to purchase shares of our common stock.

Failure to Successfully Integrate Acquisitions and Reduce Our Operating Expenses Could Adversely Affect Our Future Financial Results

   The successful integration of the businesses we acquire is critical to our future success. Integrating the management and operations of the businesses we acquire is time consuming, and we cannot guarantee that we will achieve any of the anticipated synergies and other benefits expected to be realized from the acquisitions, including those reflected in our unaudited pro forma combined financial data. We may face any one or more of the following difficulties:

  . difficulty integrating the financial, operational and administrative functions of acquired businesses;

  . difficulty integrating the products of acquired businesses;

  . delays in realizing the benefits of our strategies for an acquired business;

  . diversion of management's attention from our existing operations;

  . difficulty operating in markets in which we have little prior experience;

  . inability to retain key employees necessary to continue the operations of the acquired businesses; or

  . acquiring businesses with unknown liabilities, problems related to the year 2000, software bugs or adverse litigation and claims.

   Any failure to successfully integrate our acquisitions and reduce their operating expenses could have a material adverse effect on our future financial results and could negatively impact our ability to acquire other businesses or otherwise execute our business strategy.

We May Face Claims Related to Year 2000 Problems With Our Products Which May Result in Significant Costs and Uncertainties

   Many installed computer systems and software products are designed to accept and process year codes with only two digits in their date fields. These systems and products may not operate properly when required to distinguish dates occurring on or after January 1, 2000 from dates in the 1900's. If our software products are not able to make this distinction, our customers may make claims against us which may result in significant costs and uncertainty.

   We believe we have identified most of our year 2000 readiness issues. We have concluded tests for substantially all of our products that we will continue to sell or support. We have determined that a majority of these products are ready for the year 2000. With respect to the rest of the products that we will continue to sell or support, we believe that we can modify these products so that they will be ready for the year 2000 by July 1999, but we cannot guarantee that they will be. We could experience delays or failures in developing or implementing the required modifications. For older products that we no longer sell or support, we have attempted to notify all known users of these products that these products generally are not ready for the year 2000 and that we have no plans to make them ready for the year 2000. We cannot guarantee that we will be able to contact all such users.

   As part of our effort to make our products ready for the year 2000 and to help our customers make their systems that use our products ready for the year 2000, we have offered our customers various alternative forms of products and assistance, including year 2000 information and diagnostic tools, software patches, product upgrades and replacement products. We cannot guarantee that these tools, patches, upgrades or replacement products will solve all material year 2000 problems with our products or our customers' systems. In addition, we cannot guarantee that claims will not be brought against us alleging that we harmed customers by failing to provide all of the information, tools, patches, upgrades or replacement products required to solve all material year 2000 readiness problems.

We May Have Difficulties Managing Our Growth and Hiring Qualified Employees

   Our growth places a significant strain on our management and operations. Our future growth will depend, in part, on our ability to implement and expand financial control systems, train and manage our employee base and provide support and services to an increasing customer base. Key personnel have recently joined InfoCure, and none of our officers has had significant experience in managing a large, public company. Our success is dependent to a significant degree on our ability to hire, retain and motivate sales, marketing and technical employees. We believe that there is a shortage of, and significant competition for, personnel with the advanced technological, managerial and marketing skills necessary in our business. Our ability to implement our growth strategy could be adversely affected by an inability to hire and maintain additional qualified personnel.

Our Growth May Be Limited by Difficulties Implementing Our Acquisition Strategy

   We intend to pursue acquisitions of businesses, product lines and technologies that are complementary to our business. Our ability to grow through acquisitions will be limited by:

  . lack of suitable acquisition candidates at acceptable acquisition prices;

  . lack of capital to complete acquisitions; and

  . a material decline in the market value of our common stock; or

  . increased competition for acquisition candidates.

   Any one of these risks could limit our growth and have a material adverse effect on our business.

We Expect to Need Additional Capital for Acquisitions and We Cannot Guarantee That This Capital Will Be Available To Us

   We expect to finance future acquisitions, if any, through cash from operations, our credit facility or other indebtedness, issuances of common stock or other securities, or any combination of these sources. We cannot guarantee that capital will be available on terms acceptable to us, or at all.

Our Success Depends on Our Key Executives and the Loss of Any of Our Executives Could Adversely Affect Our Future Results

   Our business depends on the continued efforts of our Chief Executive Officer, Frederick L. Fine, and our Executive Vice President, James K. Price. If either of these persons becomes unable or unwilling to continue his role with us, or if we are unable to attract or retain other qualified employees, future results could be adversely impacted. Although we have entered into employment agreements with Messrs. Fine and Price and other key executives, we cannot guarantee that any individual will continue in his present capacity with us for any particular period of time.

The Consolidation of the Healthcare Industry Could Adversely Affect Our Future Results

   Many healthcare providers are consolidating into larger practice groups with greater market presence. As a result, these providers have greater bargaining power which may lead to declining prices for our products. This could have an adverse effect on our future results. In addition, the consolidation of smaller practice groups may require the resulting larger group to unify its practice management systems. We believe that once a healthcare provider has chosen a particular practice management systems vendor, it will rely on that vendor for its future practice management systems requirements. Thus, the vendor with the broadest market share will have a competitive advantage as consolidation continues. An inability to make initial sales of practice management systems to healthcare providers prior to consolidation or to maintain our existing customer base subsequent to consolidation may have a material adverse effect on future results.


Any Sale of a Large Number of the Shares Covered By This Prospectus, or the Possibility that Such a Sale May Occur, Could Cause Our Stock Price to Fall

   Substantially all of the 4.1 million shares of our common stock covered by this prospectus are subject to lock-up agreements. Under these agreements, a portion of the shares will become eligible for sale on

May 22, 1999 and the remainder will become eligible for sale on July 21, 1999. As these dates approach, the market price for our common stock could fall. The market price for our common stock probably will fall dramatically if the stockholders sell large amounts of our common stock in the public market after the expiration of these lock-up agreements. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity or equity-related securities in the future.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements contained in this prospectus contain forward-looking information. These statements are found in the sections entitled "Prospectus Summary" and "Risk Factors." They include statements concerning:

   . our growth and operating strategy;
   . trends in our industry and in healthcare generally; and . trends in government regulation.

   You can identify these statements by forward-looking words such as "expect," "believe," "goal," "plan," "intend," "estimate," "may" and "will" or similar words. You should be aware that those statements are subject to known and unknown risks, uncertainties and other factors, including those discussed in the section entitled "Risk Factors," that could cause the actual results to differ materially from those suggested by the forward-looking statements.

                                USE OF PROCEEDS

   The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders identified herein. Accordingly, InfoCure will not receive any proceeds from the sale of the shares from the selling stockholders.

                              INFOCURE BACKGROUND

Background

   InfoCure was incorporated in Delaware in November 1996. Prior to July 10, 1997, InfoCure conducted no significant operations and generated no revenue. InfoCure organized its business by combining the operations of six companies acquired on July 10, 1997. On July 10, 1997, InfoCure also completed its initial public offering of 1.4 million shares of common stock at a price to the public of $5.50 per share, resulting in net proceeds to InfoCure of approximately $6.0 million. On April 27, 1999, InfoCure completed an underwritten public offering of 3.0 million shares of common stock at a price to the public of $26.00 per share, resulting in net proceeds to InfoCure of approximately $73.3 million.

Acquisitions

   Since July 10, 1997, InfoCure has acquired the following 12 companies:

                                                     Effective     Type of
              Name of Acquired Company                  Date     Acquisition
              ------------------------               ---------- --------------
SoftEasy Software, Inc. ............................ 09/30/1997 Stock Purchase
Commercial Computers, Inc. ......................... 10/01/1997 Asset Purchase
Professional On-Line Computer, Inc. ................ 10/01/1997 Asset Purchase
Pace Financial Corporation.......................... 11/01/1997 Stock Purchase
OPMS, the orthodontic business unit of Halis
 Services, Inc. .................................... 12/01/1997 Asset Purchase
Medical Software Integrators, Inc. ................. 01/01/1998 Stock Purchase
Micro-Software Designs, Inc. ....................... 01/01/1998 Asset Purchase
The Healthcare Systems Division of The Reynolds and
 Reynolds Company................................... 10/23/1998 Asset Purchase
Radiology Management Systems, Inc. (RADMAN)......... 12/23/1998     Merger
Macon Systems Management, LLC....................... 02/12/1999     Merger
OMSystems, Inc. .................................... 02/18/1999     Merger
Phynet Corporation.................................. 04/30/1999 Asset Purchase

Series A Preferred Stock Issuance

   On February 9, 1998, InfoCure completed the private placement of 850,060 shares of its Convertible Redeemable Preferred Stock, Series A resulting in gross proceeds to InfoCure of $8.5 million and net proceeds of approximately $7.8 million after payment of selling commissions to the placement agent for the offering and other expenses of the offering. InfoCure granted to the placement agent a warrant to acquire 100,000 shares of InfoCure's common stock at an exercise price of $9.00 per share. The 850,060 shares of Series A Preferred automatically converted to 1,000,070 shares of common stock upon the completion of InfoCure's underwritten public offering on April 27, 1999.

The Institutional Placement

   On September 28, 1998, InfoCure completed the sale of 203,338 shares of common stock in a private placement to an institutional investor for $2.5 million. The investor committed to invest up to an additional $7.5 million upon the exercise by InfoCure of put options through March 28, 2000. Generally, upon exercise of a put option, the investor must tender the amount designated by InfoCure. The number of shares to be issued upon exercise of a put option is determined by dividing this investment amount by an amount, referred to as the subscription date price, equal to 92.5% of the average of the lowest three consecutive trading day closing sale prices of the common stock during the 22 trading days immediately preceding exercise of such put option. Additionally, InfoCure issued the investor a five-year warrant to purchase 100,000 shares of common stock at an exercise price of $23.00 per share.

   Since September 28, 1998, InfoCure has exercised two additional put options for an aggregate 227,984 additional shares, for a total additional investment of $4.5 million. Of the 531,322 shares acquired by the investor to date or issuable upon exercise of the investor's warrant, 369,983 shares are offered hereby and 180,000 shares were offered pursuant to the underwritten offering. Of the 369,983 shares offered hereby, 147,980 shares may be sold by the investor immediately and 222,003 shares are subject to a 90-day lock-up agreement expiring July 21, 1999.

   InfoCure is required to file a registration statement to register for resale by the investor any shares of common stock issuable upon exercise of subsequent put options. With respect to any put option, the investor is entitled to receive additional shares of common stock if the amount referred to as the effective date price, equal to 92.5% of the average of the lowest three consecutive trading day closing sales prices of the common stock during the 22 trading days immediately preceding the effective date of any registration statement relating to the shares issued upon exercise of such put option, is lower than the subscription date price. In such event, the investor will receive that number of additional shares determined by subtracting (x) the investment amount divided by the subscription date price from (y) the investment amount divided by the effective date price. InfoCure has the right to pay cash in lieu of the issuance of additional shares if the closing sales price of the common stock on the effective date is lower than $10.00.

               ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

   The selling stockholders received their shares of common stock in transactions with InfoCure as follows:

  . 3,104,719 shares of common stock offered hereby were issued in connection with the acquisitions and mergers consummated since July 10, 1997, except with respect to the acquisitions of SoftEasy Software and OPMS which were purchased for cash;

  . 637,465 shares of common stock offered hereby were issued, or are issuable pursuant to warrants granted, in connection with the private placement of $8.5 million of the Series A Preferred; and

  . 380,231 shares of common stock offered hereby were issued, or are issuable pursuant to warrants granted, in connection with the private placement to the institutional investor.

                             PLAN OF DISTRIBUTION

   Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders or their pledgees, donees, transferees, and other successors in interest. The selling stockholders will act independently of InfoCure in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares offered hereby in the following ways:

  . on the Nasdaq Stock Market, the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or

  . in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale.

   The selling stockholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. InfoCure has agreed to indemnify the Selling Stockholders against certain liabilities arising under the Securities Act.

   Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

   InfoCure has advised the selling stockholders that the anti-manipulation rules under the Securities Exchange Act of 1934, as amended, may apply to sales of their shares in the market and to the activities of the selling stockholders and their affiliates. The selling stockholders have advised InfoCure that during such time as the selling stockholders may be engaged in the attempt to sell shares registered hereunder, they will:

  . not engage in any stabilization activity in connection with any of InfoCure's securities;

  . not bid for or purchase any of InfoCure's securities or any rights to acquire Infocure's securities, or attempt to induce any person to purchase any of InfoCure's securities or rights to acquire InfoCure's securities other than as permitted under the Exchange Act;

  . not effect any sale or distribution of their shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and

  . effect all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers, or in privately negotiated transaction where no broker or other third party (other than the purchaser) is involved.

   The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of their shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

   In order to comply with the securities laws of certain states, if applicable, InfoCure's common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Each of the selling stockholders has signed a "lock-up" agreement with the underwriters in the underwritten offering. The lock-up agreements generally restrict the selling stockholders from selling or otherwise disposing of any of their shares for the period of 90 days immediately following the date of the prospectus issued in connection with the underwritten offering without the prior written consent of The Robinson-Humphrey Company, LLC, the managing underwriter in the recently completed underwritten offering; provided, however, that lock-up agreements for holders of 467,805 of the shares provide that such holders may sell up to 124,342 of such shares commencing 30 days following the date of this prospectus. The Robinson-Humphrey Company, LLC may, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

   InfoCure has agreed to use its best efforts to maintain the effectiveness of this registration statement with respect to the shares of common stock offered hereunder by the selling stockholders until the earlier of the sale of such shares or October 23, 2000. No sales may be made pursuant to this prospectus after such date unless InfoCure amends or supplements this prospectus to indicate that it has agreed to extend such period of effectiveness. There can be no assurance that the selling stockholders will sell all or any of the shares of common stock offered hereunder.

                              SELLING STOCKHOLDERS

   All of the shares of common stock registered for sale pursuant to this prospectus will be owned immediately after registration by the selling stockholders. None of the selling stockholders is a director or executive officer of InfoCure, except for Richard E. Perlman who is InfoCure's Chairman. Certain selling stockholders may be non-officer employees of InfoCure. The following table sets forth certain information known to InfoCure with respect to beneficial ownership of InfoCure's common stock as of May 7, 1999 by each selling stockholder. The following table assumes that the selling stockholders sell all of the shares. Since each selling stockholder may choose not to sell his or her shares, InfoCure is unable to state the exact number of shares that actually will be sold.

   Information with respect to "beneficial ownership" shown in the below above is based on information supplied by the respective beneficial owner or by other stockholders as well as filings made with the SEC or furnished to InfoCure. For purposes of calculating the percentage beneficially owned, the shares of common stock deemed outstanding include:

  .  13,536,247 shares outstanding as of May 7, 1999; and

  . shares issuable by InfoCure pursuant to options, warrants and convertible securities held by the respective person or group which may be exercised or converted within 60 days following the date of this prospectus ("Presently Exercisable Options").

The shares outstanding exclude 47,500 shares that are issuable upon the attainment of vesting goals applicable to restricted stock awards.

   Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person or group holding such options for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless otherwise specified, the mailing address of each beneficial owner is c/o InfoCure Corporation, 1765 The Exchange, Suite 450, Atlanta, Georgia 30339.

                                                      Common
                                     Common Stock    Stock to    Common Stock
                                  Beneficially Owned be Sold  Beneficially Owned
                                     Prior to the     in the       After the
                                     Offering(1)     Offering     Offering(1)
                                  ------------------ -------- ------------------
 Name and Address of Beneficial
              Owner               Shares  Percentage  Shares  Shares  Percentage
 ------------------------------   ------- ---------- -------- ------- ----------
 William Herbert Hunt Trust
  Estate(1).....................  548,932    4.1%    315,812  233,120    1.7%
 Reid W. Simmons(2).............  466,036    3.4     465,036    1,000     *
 James D. Davis(2)..............  465,036    3.4     465,036      --     --
 Crescent International
  Limited(3)....................  380,231    2.8     380,231      --     --
 Richard E. Perlman(4)..........  352,055    2.6     110,000  242,055    1.8
 Bailey, Joe M..................    4,354      *       4,354      --     --
 Ball, George L.................    4,354      *       4,354      --     --
 Ball, Susan Huffard............    4,354      *       4,354      --     --
 Barbour, Carol C...............    2,176      *       2,176      --     --
 Brewster, John C. and
  Marianna......................    2,176      *       2,176      --     --
 Chadwick, Michael S............    2,176      *       2,176      --     --
 Cockspur, Inc..................    4,354      *       4,354      --     --
 Cohn Holstead, Anne Lindsay....    4,354      *       4,354      --     --
 Cohn, Bobby Smith..............    4,354      *       4,354      --     --
 Cohn, Kirby....................    4,354      *       4,354      --     --
 Cohn, Morton A.................   30,480      *      30,480      --     --

                            Common Stock     Common
                            Beneficially    Stock to
                                Owned       be Sold      Common Stock
                            Prior to the     in the   Beneficially Owned
                             Offering(1)    Offering After the Offering(1)
                          ----------------- -------- -------------------------
  Name and Address of
    Beneficial Owner      Shares Percentage  Shares   Shares       Percentage
  -------------------     ------ ---------- -------- ----------   ------------
Colville, G.
 Christopher............   2,176      *       2,176          --             --
Cummings, Alan G........   4,354      *       4,354          --             --
Custer, Thomas W........   4,354      *       4,354          --             --
Davis, Charles L.(5)....   1,089      *       1,089          --             --
DeArman, William M......   4,354      *       4,354          --             --
DelHomme, Louis.........   4,354      *       4,354          --             --
Dillard, Max M..........   4,354      *       4,354          --             --
Drury, John E...........   8,709      *       8,709          --             --
Duddlesten, Wayne B.....   8,709      *       8,709          --             --
Elkins Jr., J.A. and
 Margaret W.............   4,354      *       4,354          --             --
Ellis, Leigh and Mimi
 G......................   2,176      *       2,176          --             --
Ener Corporation........   1,089      *       1,089          --             --
Fitch, Don..............   4,354      *       4,354          --             --
Flom, Joseph............   4,354      *       4,354          --             --
Fogarty, William H......   6,220      *       6,220          --             --
Fordham, Scott..........   2,176      *       2,176          --             --
Frost Family I, Ltd.....   4,354      *       4,354          --             --
Gunther, Don J. and
 Rosemary T.............   2,176      *       2,176          --             --
Hagans, Fred............   4,354      *       4,354          --             --
Hamblen III, Tolar......   2,176      *       2,176          --             --
Harter, Steve...........   4,354      *       4,354          --             --
Hebert, L. Carl and
 Edith C................   4,354      *       4,354          --             --
Herbold, William K. and
 Norma Rae..............   2,176      *       2,176          --             --
Higdon Compton
 Insurance..............   2,176      *       2,176          --             --
Hopson, Courtney Lyle
 Cohn...................   4,354      *       4,354          --             --
Hutson, Miles A.........   2,176      *       2,176          --             --
J-All Partnership.......  13,063      *      13,063          --             --
James Ventures, L.P.....  52,252      *      52,252          --             --
Johnson, Walter.........   2,176      *       2,176          --             --
Jones, Austin and
 Margaret...............   4,354      *       4,354          --             --
Jones, Samuel A.........   2,176      *       2,176          --             --
Keenan, Ltd.............   4,354      *       4,354          --             --
Keller, Susan K.........   2,176      *       2,176          --             --
Kinder, Nancy G.........   4,354      *       4,354          --             --
Kinder, Richard D.......   4,354      *       4,354          --             --
Kinney, Robert Larry....   4,354      *       4,354          --             --
Lary, Robert W..........   4,354      *       4,354          --             --
Lawlor, Michael P. and
 Helen C................   4,354      *       4,354          --             --
Lay, Kenneth L. and
 Linda P................   8,709      *       8,709          --             --
Lindsey Spicer #1
 Trust..................   4,354      *       4,354          --             --
Lindstedt, Roger P......  17,417      *      17,417          --             --
Malanga, John H. and
 Jodi F.................   1,155      *       1,155          --             --
McAninch, Ed............   4,354      *       4,354          --             --
McClanahan, Randy J. and
 Jennifer G.............   4,354      *       4,354          --             --
McConnell, Michael H....   1,089      *       1,089          --             --
McMaken, Bruce..........   1,089      *       1,089          --             --
Mitchell, Michael.......   2,176      *       2,176          --             --

                                              Common
                             Common Stock    Stock to
                          Beneficially Owned be Sold      Common Stock
                             Prior to the     in the   Beneficially Owned
                             Offering(1)     Offering After the Offering(1)
                          ------------------ -------- -------------------------
  Name and Address of
    Beneficial Owner      Shares  Percentage  Shares   Shares       Percentage
  -------------------     ------- ---------- -------- ----------   ------------
Moorehead Jr., Donald
 F......................   13,063      *      13,063          --             --
Moorehead, George.......    2,176      *       2,176          --             --
Moorehead, Shelley B....   13,063      *      13,063          --             --
Morris, Ben T.(6).......    4,354      *       4,354          --             --
Mundy, John I.(6).......    2,176      *       2,176          --             --
O'Neill, Katherine
 Halliday...............    2,176      *       2,176          --             --
O'Quinn, John M.........   17,417      *      17,417          --             --
Platinum Business
 Investment Company,
 Ltd....................   21,771      *      21,771          --             --
Poarch, Donald L........    2,176      *       2,176          --             --
Quigley, Leroy E........    2,176      *       2,176          --             --
Rauch, Leonard..........    4,354      *       4,354          --             --
Reamer, R.E. Individual
 Retirement Account.....    2,176      *       2,176          --             --
Rimmer, Jr., Roy T......    4,354      *       4,354          --             --
Rogers, Franelle........    2,176      *       2,176          --             --
Rome, Mark A............    1,089      *       1,089          --             --
Ross, Rex C. and Adrian
 T......................    4,354      *       4,354          --             --
Ryan, Nolan.............    4,354      *       4,354          --             --
Sanders, Brad D.........    2,176      *       2,176          --             --
Sanders, Bret D.........    2,176      *       2,176          --             --
Sanders, Christine M....    2,176      *       2,176          --             --
Sanders, Don A.(6)......   32,657      *      32,657          --             --
Sanders, Katherine U....   21,771      *      21,771          --             --
Sanders, Laura K........    2,176      *       2,176          --             --
Scott, Stephen D........   21,771      *      21,771          --             --
Slovin, Bruce...........    8,709      *       8,709          --             --
Spicer, Sherri..........    4,354      *       4,354          --             --
Tanglewood Family
 Limited Part...........    2,176      *       2,176          --             --
Tate, Paul and Lara M...    2,176      *       2,176          --             --
Tompkins, Jack I........    4,354      *       4,354          --             --
Towery, David...........    2,176      *       2,176          --             --
Weir, Don and Julie
 Ellen..................    2,176      *       2,176          --             --
Weir, Eric G............    2,176      *       2,176          --             --
Weir, Lisa Dawn.........    2,176      *       2,176          --             --
Wolf Canyon, Ltd........    4,354      *       4,354          --             --
Sanders Morris Mundy
 Inc.(7)................  100,000      *     100,000          --             --
Finova Capital
 Corporation(8).........  245,000    1.8     245,000          --             --
Micro-Software Designs,
 Inc.(9)................  135,000    1.0     135,000          --             --
Stockholders who
 acquired shares in the
 Commercial Computers
 acquisition:
Willensky, Harvey and
 Marjorie...............  100,664      *     100,664          --             --
Stockholders who
 acquired shares in the
 Professional On-Line
 Computer acquisition:
James R. Hegler
 Revocable Living
 Trust..................   32,314      *      32,314          --             --
Phyllis J. Hegler
 Revocable Living
 Trust..................   32,142      *      32,142          --             --
Stockholders who
 acquired warrants in
 the Pace Financial
 Corporation
 acquisition:
Black, John M.(10)......  164,000    1.2     164,000          --             --

                                               Common
                              Common Stock    Stock to
                           Beneficially Owned be Sold       Common Stock
                              Prior to the     in the    Beneficially Owned
                              Offering(1)     Offering After the Offering(1)
                           ------------------ -------- -------------------------
   Name and Address of
    Beneficial Owner       Shares  Percentage  Shares   Shares       Percentage
   -------------------     ------- ---------- -------- ------------ ------------
Humphrey, Todd J.(11)....   20,000      *      20,000           --          --
Stockholders who acquired
 shares in the Medical
 Software Integrators
 acquisition:
Warenik, Philip E........   13,738      *      13,738           --          --
Stockholders who acquired
 shares in the Rovak
 acquisition:
Chaney, Patrick..........    3,919      *       1,571         2,348        *
Hawksford, Thomas E......   26,393      *      26,393           --          --
Horsfall, Laurelyn ......      440      *         440           --          --
Horsfall, Richard........    2,765      *       2,765           --          --
Malmquist, Jay P.........    4,713      *       4,713           --          --
Schraut, Brad E..........   34,437      *      34,437           --          --
Vagle, Erik E............      940      *         940           --          --
Vagle, Melvin C..........   38,607      *      38,607           --          --
Vagle, Ronald M..........  191,980    1.4      74,915       117,065        *
Stockholders who acquired
 shares in the KComp
 acquisition:
Bourne, Craig............    4,186      *       4,186           --          --
Caputo, Donald E.........      811      *         811           --          --
Holmes, Steven M.........    5,300      *       5,300           --          --
Johnson, Dick............    7,000      *       7,000           --          --
Kloner, Marc.............  216,906    1.6     109,587       107,319        *
Kubler, Pamela...........      957      *         957           --          --
Teese, Charles F.........    2,093      *       2,093           --          --
Stockholders who acquired
 shares in the RADMAN
 acquisition:
Cheramy, Edward R........   13,056      *      13,056            --          --
Maline, David B., M.D....   12,006      *      12,006            --          --
Quiat, Barry.............   12,227      *      12,227            --          --
Sudikoff, Jeffrey P......   13,056      *      13,056            --          --
The David B. Maline, M.D.
 Profit Sharing Plan and
 Trust...................   12,006      *      12,006            --          --
Turkanis, Ellen..........    4,441      *       4,441            --          --
Turkanis-Price Family
 Trust UTD August 27,
 1998....................  391,899    2.9     391,899            --          --
Williams, Robert.........    9,114      *       9,114            --          --
Stockholders who acquired
 shares in the OMSystems
 acquisition:
Barnes Family Holdings,
 LLC.....................   52,436      *      52,436            --          --
delaRosa Family Holdings,
 LLC.....................   30,796      *      30,796            --          --
Baker, Steve.............    9,728      *       9,728            --          --
Bolton, Harold...........    9,152      *       9,152            --          --
Case, Stephen Anthony....    8,728      *       8,728            --          --
Garrison, Richard Allan..    3,775      *       3,775            --          --
Gwaltney, Thomas M.,
 Jr......................    2,379      *       2,379            --          --
Haddad, Michael J........    3,000      *       3,000            --          --
Hofstetter, Joseph M.,
 Jr......................   34,760      *      34,760            --          --
Hornick, Keith...........    1,888      *       1,888            --          --

                           Common Stock     Common
                           Beneficially    Stock to
                               Owned        be Sold      Common Stock
                           Prior to the     in the    Beneficially Owned
                            Offering(1)    Offering  After the Offering(1)
                         ----------------- --------- -------------------------
  Name and Address of
    Beneficial Owner     Shares Percentage  Shares    Shares       Percentage
  -------------------    ------ ---------- --------- ----------   ------------
Horton, Cyrus William...  7,000      *         7,000          --             --
Kearney, Thomas L.,
 Jr..................... 34,320      *        34,320          --             --
Sentell, Jane
 Elizabeth..............  1,000      *         1,000          --             --
Sentell, Craig Martin... 11,000      *        11,000          --             --
Sexton, Jacob Paul......  3,000      *         3,000          --             --
Stuff, James Robert.....  5,720      *         5,720          --             --
Whitt, Susan F..........  3,775      *         3,775          --             --
                                           ---------
  Total.................                   4,122,415
                                           =========

--------
* Less than one percent.
 (1) According to a Schedule 13D filed by The William Herbert Hunt Trust Estate dated February 19, 1998, the Hunt Trust has sole voting and dispositive power as to the shares of common stock. The mailing address of the Hunt Trust is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201.
 (2) Mr. Simmons and Mr. James Davis were the principals of OMSystems, which merged with InfoCure in February 1999.
 (3) According to a Schedule 13D, as amended, filed by Crescent International Limited dated December 21, 1998, Crescent has sole voting and dispositive power as to the shares of common stock. The common stock total includes 100,000 shares issuable upon exercise of a warrant at an exercise price of $23.00 per share. Crescent's mailing address is c/o Greenlight (Switzerland) SA, 84, Av Louis-Casai, P.O. Box 42, 1216, Geneva, Cointrin, Switzerland.
 (4) Includes (a) 195,691 shares held by Compass Partners, L.L.C., an entity controlled by Mr. Perlman; (b) 110,000 shares issuable to Compass Partners upon exercise of an outstanding warrant at an exercise price of $5.50 per share; (c) 15,000 shares held in a deferred compensation trust on behalf of Mr. Perlman; and (d) 47,364 shares issuable to Mr. Perlman upon the exercise of Presently Exercisable Options.
 (5) Mr. Charles Davis is a vice president of Sanders Morris Mundy Inc., which is an underwriter in the underwritten offering. Mr. Davis was personally involved with the private placement of the Series A Preferred, for which Sanders Morris Mundy Inc. acted as placement agent, and Mr. Davis has been personally involved with the preparation of the underwritten offering.
 (6) Shares beneficially owned by these persons exclude 100,000 shares issuable upon the exercise of a warrant beneficially owned by Sanders Morris Mundy Inc., over which they share the voting and dispositive powers. These persons are principals of Sanders Morris Mundy Inc., which is an underwriter in the underwritten offering and which served as placement agent for the private placement of the Series A Preferred in February 1998.
 (7) Includes 100,000 shares issuable upon the exercise of a warrant at an exercise price of $9.00 per share. Sanders Morris Mundy Inc. is an underwriter in the underwritten offering and served as placement agent for the private placement of the Series A Preferred in February 1998.
 (8) Finova Capital Corporation is a lender to InfoCure.
 (9) Micro-Designs was acquired by InfoCure in January 1998.
(10) Includes 164,000 shares issuable upon the exercise of a warrant at an exercise price of $9.13 per share.
(11) Includes 20,000 shares issuable upon the exercise of a warrant at an exercise price of $9.13 per share.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of the common stock offered hereby will be passed upon for InfoCure and the Selling Stockholders by Morris, Manning & Martin, L.L.P., Atlanta, Georgia. Employees of Morris, Manning & Martin, L.L.P. own an aggregate 63,950 shares of InfoCure's common stock.

                                    EXPERTS

   The Consolidated Financial Statements of InfoCure as of December 31, 1997 and 1998 and for the year ended January 31, 1997, the eleven months ended December 31, 1997 and the year ended December 31, 1998 incorporated herein by reference and the Financial Statements of Radiology Management Systems, Inc. and OMSystems, Inc. incorporated herein by reference have been audited by BDO Seidman, LLP, independent auditors, as set forth in their reports thereon incorporated herein by reference, and are incorporated in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.